Exhibit 99.2

Hi Everyone,

My name is Alyssa, and I work as a specialist on the Masterworks art acquisitions team.

Our latest offering is an excellent example from Yayoi Kusama’s acclaimed Infinity Nets series. At 92 years old, Kusama is arguably one of the most popular artists still working today. She has a global market, not to mention museum experiences that have attracted millions of viewers.

White Infinity Nets from the 2000s similar to the Painting have increased at an estimated annualized appreciation of 21% over the last 14 years.

While white compositions have generally seen top prices for works of the series, last season we saw prices around $3mm at auction for less traditional and less historically desirable color palettes, such as green and gold, which makes us excited to bring this large-scale white net to the platform at an offering of just over $2.8mm. Since Masterworks started acquiring artworks on the private market, we’ve reviewed over 200 objects by the artist and have purchased only 11.

In 2021, Kusama’s total turnover in hammer prices was just over $150 million, across more than 700 objects. The artist is represented by David Zwirner, one of the top dealers in the art market, as well as Victoria Miro Gallery, and others.

She is among the top three most expensive living women artists and her works have been said to be undervalued in relation to her peers, such as Andy Warhol and Roy Lichtenstein, whose works have sold in excess of $50 million at auction.

Kusama began the Infinity Nets series in the late 1950s, and prior to last season, historical examples in her signature colors of white and red held the top three auction records for the artist, which were led by a white Infinity Net from 1959 that sold for nearly $8mm in 2019.

Before investing in our offering, please be sure to carefully review the Offering Circular available on the Masterworks website or on the SEC’s EDGAR website.